Consent of Independent Registered Public Accounting Firm

Grant Thornton LLP
900, 833 4th Ave SW
Calgary, AB
T2P 3T5

T (403) 260-2500
F (403) 260-2571
www.GrantThornton.ca

To the Board of Directors of Compton Petroleum Corporation

We consent to the inclusion in this annual report on Form 40-F of:

- our Independent Auditor's Report of Registered Public Accounting Firm dated February 24, 2011 on the consolidated balance sheets of Compton Petroleum Corporation (the "Company") as at December 31, 2010 and 2009, and the consolidated statements of earnings (loss) and other comprehensive income, retained earnings and cash flow for each of the three years in the period ended December 31, 2010; and

- our Independent Auditor's Report of Registered Public Accounting Firm dated February 24, 2011 on the effectiveness of internal control over financial reporting as at December 31, 2010.

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2010.

Grant Thornton LLP

Calgary, Canada

February 24, 2011

Chartered Accountants